Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

January 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Ms. Mary Beth Breslin
Mr. Joseph McCann
Ms. Sasha Parikh
Ms. Lisa Vanjoske

Re:	ObsEva SA
Amendment No. 2 to Registration Statement on Form F-1
Filed January 17, 2017
File No. 333-215383

Ladies and Gentlemen:

On behalf of our client, ObsEva SA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 18, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is filing an amendment to the Registration Statement (the “Amendment 3”) with this response letter. For the Staff’s reference, we have included a copy of Amendment 3 marked to show all changes from the Registration Statement filed on January 17, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment 3.

Exhibit 5.1

1.	We refer to Section II of the opinion concerning counsel’s assumptions. Please have counsel revise its opinion to remove the assumptions set forth in paragraphs (e), (f), (g)(i), (g)(iv), (g)(v), and (g)(vi) or explain to us why you believe they are appropriate. For guidance, please refer to section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response to Comment 1:

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 with Amendment 3.

Exhibit 8.1

2.	We refer to section III of the exhibit. Please revise the short-form opinion and the tax disclosure in the prospectus, as applicable, to state clearly that the tax disclosure concerning Swiss Tax matters is the opinion of named counsel. In this regard, please also note that counsel must opine on the tax consequences of the offering, not whether it is an “accurate summary” of tax matters. For guidance, please refer to sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

Response to Comment 2:

In response to the Staff’s comment, the Company has added disclosure on page 172 and filed a revised Exhibit 8.1 with Amendment 3.

* * * *

January 23, 2017

Please fax any additional comment letters concerning Amendment 3 to (212) 479-6275 and direct any questions or comments concerning this response letter to either the undersigned at (212) 479-6474, Nicole Brookshire at (617) 937-2357 or Charles S. Kim at (858) 550-6049.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA
Nicole Brookshire, Cooley LLP
Charles S. Kim, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP